TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

02049479

15 August 2002

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

RECEIVED AUG 23 2002

SUPPL

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at (03) 9868 2112.

Very truly yours

Peter Caillard
(General Counsel and Company Secretary)

dlw 8/27

Enc.

SEC Let

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

15 August 2002

The Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

FULL-YEAR RESULT & MEDIA RELEASE

In accordance with the ASX Listing Rules, the following documents are transmitted for lodgment:

1. Preliminary Final Report and Dividend Announcement (Appendix 4B) for the financial year ended 30 June 2002;

2. Media Release.

Please note that the Directors have declared a final dividend of 32.0 cents per share, fully franked at 30%. The dividend will be paid on 27 September 2002.

The record date for the purposes of entitlement to the final dividend will be 6 September 2002. Registrable transfers received at the office of the Company's Share Registrar, ASX Perpetual Registrars, Level 4, 333 Collins Street, Melbourne, Victoria, 3000, by 6 September 2002 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the final dividend is determined.

The Directors determined not to commence the operation of the Company's Dividend Reinvestment Plan at this time.

Yours sincerely,

Peter Caillard
General Counsel & Company Secretary

ASX Let

Rules 4.1, 4.3

Appendix 4B

Preliminary final report

Introduced 30/6/2002.

Name of entity

TABCORP HOLDINGS LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Financial year ended ('current period')
063 780 709		✓	30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	Up	7.1 %	to	1,967,659
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	Up	39.0 %	to	260,959
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	39.0 %	to	260,959

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	32.0¢	32.0¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	26.0¢	26.0¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	Friday 6 September 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	1,967,659	1,837,557
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(1,528,255)	(1,468,030)
1.3	Borrowing costs	(56,009)	(70,994)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**383,395**	**298,533**
1.6	Income tax on ordinary activities *(see note 4)*	(122,436)	(110,851)
1.7	**Profit (loss) from ordinary activities after tax**	**260,959**	**187,682**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**260,959**	**187,682**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**260,959**	**187,682**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	-	-

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS (cents)	70.0	50.4
	Basic EPS (cents) (pre amortisation of goodwill)	74.8	55.3
1.19	Diluted EPS (cents)	69.4	50.0
	Diluted EPS (cents)(pre amortisation of goodwill)	74.2	54.9

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax *(item 1.7)*	260,959	187,682
1.21	Less (plus) outside +equity interests	-	-
1.22	Profit (loss) from ordinary activities after tax, attributable to members	260,959	187,682

Revenue and expenses from ordinary activities
(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	1,933,052	1,812,959
1.24	Interest revenue	4,103	4,460
1.25	Other relevant revenue	30,504	20,138
		1,967,659	1,837,557
1.26	Details of relevant expenses		
	Government taxes and levies	(609,591)	(559,920)
	Commissions and fees	(428,629)	(403,558)
	Employee costs	(227,084)	(237,961)
	Property rentals, rates and maintenance	(23,024)	(24,425)
	Computer costs	(6,902)	(5,525)
	Advertising and promotions	(26,013)	(26,639)
	Written down value of non-current assets sold	(4,788)	(1,372)
	Professional and contract services	(3,961)	(3,779)
	Share Registry expenses	(568)	(522)
	Audit and review services	(527)	(547)
	Amortisation of intangibles	(22,747)	(22,895)
	Other expenses from ordinary activities	(88,646)	(90,401)
1.27	Depreciation and amortisation excluding amortisation of Intangibles *(see item 2.3)*	(85,775)	(90,486)
		(1,528,255)	(1,468,030)
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	24,391	26,610
1.31	Net profit (loss) attributable to members *(item 1.11)*	260,959	187,682
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(235,339)	(189,901)
1.35	**Retained profits (accumulated losses) at end of financial period**	50,011	24,391

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	17,952	-		17,952
2.2	Amortisation of other intangibles	4,795	-		4,795
2.3	**Total amortisation of intangibles**	22,747	-	Nil	22,747
2.4	Extraordinary items (details)	-	-		-
2.5	**Total extraordinary items**	-	-	**Nil**	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	128,109	92,536
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	132,850	95,146

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash*	126,843	123,534	127,273
4.2	Receivables	9,505	7,612	10,799
4.3	Investments	-	-	-
4.4	Inventories	4,638	4,968	4,694
4.5	Tax assets	-	-	-
4.6	Other - Prepaid rental	10,214	10,214	10,214
	- Other	11,217	7,086	8,071
4.7	**Total current assets**	**162,417**	**153,414**	**161,051**
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)			
4.10	Other investments	-	-	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	802,313	850,258	825,287
4.15	Intangibles - Licences (net)	833,905	836,515	835,200
	- Goodwill (net)	311,052	329,846	320,756
	- Rights to Management Agreement (net)	199,829	202,014	200,922
4.16	Tax assets	21,916	38,784	25,514
4.17	Other - Prepaid rental	46,204	56,409	51,264
	- Other	36,042	34,735	40,290
4.18	**Total non-current assets**	**2,251,261**	**2,348,561**	**2,299,233**
4.19	**Total assets**	**2,413,678**	**2,501,975**	**2,460,284**
	Current liabilities			
4.20	Payables	115,735	105,025	107,691
4.21	Interest bearing liabilities	144,000	229,052	211,965
4.22	Tax liabilities	28,252	24,854	20,096
4.23	Provisions exc. tax liabilities	146,961	121,728	140,757
4.24	Other (provide details if material)	291	446	675
4.25	**Total current liabilities**	**435,239**	**481,105**	**481,184**
	Non-current liabilities			
4.26	Payables	2,122	5,745	3,622
4.27	Interest bearing liabilities	632,898	710,000	647,000
4.28	Tax liabilities	56,888	52,408	54,597
4.29	Provisions exc. tax liabilities	9,060	8,059	8,519
4.30	Other (provide details if material)	1,094	1,448	1,231
4.31	**Total non-current liabilities**	**702,062**	**777,660**	**714,969**
4.32	**Total liabilities**	**1,137,301**	**1,258,765**	**1,196,153**
4.33	**Net assets**	**1,276,377**	**1,243,210**	**1,264,131**
	*Includes bank accepted bills	-	24,259	4,843

Comparative information has been reclassified to achieve consistency in disclosure with the current financial year where necessary.

+ See chapter 19 for defined terms.

	Equity			
4.34	Capital/contributed equity	1,226,366	1,218,819	1,227,562
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	50,011	24,391	36,569
4.37	**Equity attributable to members of the parent entity**	**1,276,377**	**1,243,210**	**1,264,131**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**1,276,377**	**1,243,210**	**1,264,131**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	N/A	N/A

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	1,975,264	1,834,553
7.2	Payments to suppliers and employees	(835,363)	(824,976)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	4,202	4,308
7.6	Interest and other costs of finance paid	(57,730)	(64,618)
7.7	Income taxes paid	(98,517)	(136,323)
7.8	Other - payment of Government levies, betting taxes and GST	(573,150)	(523,279)
7.9	**Net operating cash flows**	**414,706**	**289,665**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(46,817)	(47,005)
7.11	Proceeds from sale of property, plant and equipment	5,281	1,691
7.12	Payment for purchases of equity investments		
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other		
	- Loans pursuant to employee share plan	6,039	6,993
	- Other	153	1,427
7.17	**Net investing cash flows**	**(35,344)**	**(36,894)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	-
7.19	Proceeds from borrowings	280,000	262,000
7.20	Repayment of borrowings	(442,133)	(291,133)
7.21	Dividends paid	(212,725)	(182,290)
7.22	Other – payment for share buy-back	(1,195)	-
7.23	**Net financing cash flows**	**(376,053)**	**(211,423)**
7.24	**Net increase (decrease) in cash held**	**3,309**	**41,348**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	123,534	82,186
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**126,843**	**123,534**

Comparative information has been reclassified to achieve consistency in disclosure with the current financial year where necessary.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. (If an amount is quantified, show comparative amount.)

N/A

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	57,505	58,852
8.2	Deposits at call	69,338	40,423
8.3	Bank overdraft	-	-
8.4	Other – bank accepted bills	-	24,259
8.5	**Total cash at end of period** *(item 7.27)*	**126,843**	**123,534**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	19.5%	16.2%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	20.4%	15.1%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current Period $A'000	Previous corresponding period - $A'000
Reconciliation of earnings used in calculating earnings per share:		
Profit from ordinary activities after related income tax expense	260,959	187,682
Earnings used in calculating basic and diluted earnings per share	260,959	187,682
Add goodwill amortisation	17,952	18,093
Earnings used in calculating basic and diluted earnings per share (pre amortisation of goodwill)	278,911	205,775
	Number	Number
Weighted average number of shares used as the denominator:		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	373,051,931	372,071,766
Add potential ordinary shares, being options issued on 1 July 1999	3,000,000	3,000,000
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	376,051,931	375,071,766

+ See chapter 19 for defined terms.

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security ($)	-0.18	-0.34
	Net tangible assets backing per +ordinary security including Licences and Rights to Management Agreement which the Company does not consider to be intangible assets ($)	2.59	2.45

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Nil
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	Nil
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	Nil
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	Nil

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	Friday 27 September 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	Friday 6 September 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

		Amount per security	Franked amount per security at 30% tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	32.0¢	32.0¢	0.00¢
	Previous year	26.0¢	26.0¢	0.00¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	31.0¢	31.0¢	00.0¢
			Franked amount per security at 34% tax	
15.7	Previous year	25.0¢	25.0¢	0.00¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	63.0¢	51.0¢
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or*
Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*		
	- as provided for in the 30 June financial statements	119,408	96,794
	- for shares issued subsequent to 30 June	-	224
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**119,408**	**97,018**

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

Nil

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax		
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities	Nil	Nil

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 Equity accounted associates and joint venture entities	Nil	Nil	Nil	Nil
17.2 Total	Nil	Nil	Nil	Nil
17.3 Other material interests	Nil	Nil	Nil	Nil
17.4 Total	Nil	Nil	Nil	Nil

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	Preference +securities *(description)*	Nil	Nil	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	Nil	Nil	N/A	N/A
18.3	+Ordinary securities	373,149,834	373,149,834	N/A	N/A
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 43,500 818,000 104,500 100,000	 43,500 818,000 104,500 100,000	 902 902 930 N/A	 902 902 930 N/A
18.5	+Convertible debt securities *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil	 N/A N/A	 N/A N/A
18.7	Options *(description and conversion factor)*			*Exercise price* N/A	*Expiry date (if any)* N/A
18.8	Issued during current period	Nil	Nil	N/A	N/A
18.9	Exercised during current period	Nil	Nil	N/A	N/A
18.10	Expired during current period	Nil	Nil	N/A	N/A
18.11 18.12	Debentures *(description)* Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil		
18.13 18.14	Unsecured notes *(description)* Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

+ See chapter 19 for defined terms.

Refer attached

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting.* The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Nil

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Nil

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The interim and final dividends in respect of the current year are fully franked at the relevant tax rate and it is anticipated that dividends for at least the next year will be fully or partly franked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Nil

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

+ See chapter 19 for defined terms.

Nil

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Nil

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Carlton Crest Hotel, Melbourne
Date	Thursday, 24 October 2002
Time	10:00am
Approximate date the +annual report will be available	Friday, 27 September 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Nil

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

✓	The +accounts have been audited.		The +accounts have been subject to review.

+ See chapter 19 for defined terms.

☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 15 August 2002....................
(Company Secretary)

Print name: PETER CAILLARD..........................

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

+ See chapter 19 for defined terms.

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year

+ See chapter 19 for defined terms.

to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

+ See chapter 19 for defined terms.

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

TABCORP HOLDINGS LIMITED
30 JUNE 2002
ABN: 66 063 780 709
ATTACHMENT TO APPENDIX 4B

REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

The consolidated entity's primary format of segment reporting is on a business segment basis.
The consolidated entity has three main business segments:
- Wagering Totalizator and fixed odds betting on thoroughbred, harness, greyhounds and sporting and other events.
- Gaming Gaming machine operations in licenced clubs and hotels.
- Star City Star City Casino operations, including a hotel, apartment complex, theatres, restaurants and bars.

The consolidated entity's business segments are located in, and provide services to one geographical segment, Australia.

	Wagering	Gaming	Star City	Segment Total	Unallocated	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2002 Consolidated							
Total operating revenues - external	403,610	917,569	611,873	1,933,052	-	-	1,933,052
Other revenues from ordinary activities - external	19,763	4,901	5,383	30,047	4,560	-	34,607
Intersegment Revenue	-	-	22	22	-	(22)	-
Revenues from ordinary activities	423,373	922,470	617,278	1,963,121	4,560	(22)	1,967,659
Segment Result (pre amortisation of goodwill)	66,788	236,278	160,049	463,115	-	-	463,115
Segment Result	**66,689**	**236,278**	**142,196**	**445,163**	**-**	**-**	**445,163**
Unallocated interest revenue					4,103		4,103
Unallocated other revenue					457		457
Unallocated interest expense					(56,009)		(56,009)
Unallocated expenses					(10,319)		(10,319)
expense	66,689	236,278	142,196	445,163	(61,768)	-	383,395
Income tax expense							(122,436)
Net profit attributable to members of the parent entity							260,959
Depreciation and amortisation	10,591	25,534	72,006	108,131			
Non cash expenses other than depreciation and amortisation	39,254	14,717	53,271	107,242			
Segment Assets	211,902	624,919	1,529,246	2,366,067	52,659	(5,048)	2,413,678
Segment Liabilities	63,744	21,589	52,264	137,597	1,004,752	(5,048)	1,137,301
Acquisition of non-current assets	19,403	17,087	10,227	46,717	-	-	46,717

+ See chapter 19 for defined terms.

TABCORP HOLDINGS LIMITED
30 JUNE 2002
ABN: 66 063 780 709
ATTACHMENT TO APPENDIX 4B

REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS (continued)

	Wagering	Gaming	Star City	Segment Total	Unallocated	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2001 Consolidated							
Total operating revenues - external	380,339	846,349	586,271	1,812,959	-	-	1,812,959
Other revenues from ordinary activities - external	11,747	2,058	6,100	19,905	4,693	-	24,598
Intersegment Revenue	-	-	111	111	-	(111)	-
Revenues from ordinary activities	392,086	848,407	592,482	1,832,975	4,693	(111)	1,837,557
Segment Result (pre amortisation of goodwill)	55,242	224,322	113,389	392,953	-	-	392,953
Segment Result	**55,142**	**224,322**	**95,396**	**374,860**	**-**	**-**	**374,860**
Unallocated interest revenue				-	4,460		4,460
Unallocated other revenue				-	233		233
Unallocated interest expense				-	(70,994)		(70,994)
Unallocated expenses				-	(10,026)		(10,026)
Result from ordinary activities before income tax	55,142	224,322	95,396	374,860	(76,327)	-	298,533
Income tax expense							(110,851)
Net profit attributable to members of the parent entity							187,682
Depreciation and amortisation	9,742	26,395	76,815	112,952			
Non cash expenses other than depreciation and amortisation	34,724	13,130	55,231	103,085			
Segment Assets	200,206	640,705	1,598,665	2,439,576	67,461	(5,062)	2,501,975
Segment Liabilities	57,102	20,842	50,666	128,610	1,135,217	(5,062)	1,258,765
Acquisition of non-current assets	13,770	19,720	23,850	57,340	33	(218)	57,155

For comparison with previous and current years' announcements in which segment's profit before interest and tax (PBIT) have been stated on a full income and expense allocation basis excluding goodwill amortisation, the following segment result is disclosed:

	Wagering	Gaming	Star City	Segment	Goodwill	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
2002 Consolidated						
Segment Result	63,946	230,835	158,472	453,253	(17,952)	435,301
2001 Consolidated						
Segment Result	52,458	218,417	112,285	383,160	(18,093)	365,067

TABCORP

ABN 66 063 780 709

MEDIA RELEASE

TABCORP HOLDINGS LIMITED

ANNUAL RESULTS

15 AUGUST 2002

TABCORP

TABCORP RESULTS

FOR THE YEAR TO 30 JUNE 2002

KEY FEATURES

- PROFIT AFTER TAX – UP 39.0% TO $261.0 MILLION
- FINAL DIVIDEND 32.0 CENTS PER SHARE FULLY FRANKED – TAKING THE FULL YEAR DIVIDEND TO 63 CENTS – UP FROM 51 CENTS LAST YEAR
- EARNINGS PER SHARE 70.0 CENTS – UP 38.7%
- NET OPERATING REVENUE $1,933.1 MILLION – UP 6.6%
- WAGERING PBIT UP 21.9% TO $63.9 MILLION
- GAMING PBIT UP 5.7% TO $230.8 MILLION
- STAR CITY PBIT UP 41.1% TO $158.5 MILLION
- NET DEBT REDUCED BY $165.4 MILLION
- AFTER TAX RETURN ON SHAREHOLDERS' EQUITY INCREASED FROM 15.1% TO 20.7%
- TAXES ON GAMBLING PAID BY TABCORP BUSINESSES UP 9.2% TO $770.4 MILLION
- INCOME GENERATED FOR THE VICTORIAN RACING INDUSTRY UP 6.4% TO $252.0 MILLION
- MAXIMUM INDIVIDUAL SHAREHOLDING LIMIT INCREASED FROM 5% TO 10%
- 40% AGGREGATE FOREIGN OWNERSHIP RESTRICTION REMOVED
- LAUNCH OF TABCORP RESPONSIBLE GAMBLING CODE

TABCORP

A VERY GOOD YEAR FOR ALL TABCORP BUSINESSES

TABCORP Holdings Limited today announced a 39.0% increase in profit after tax to $261.0 million for the year ended 30 June 2002. The result reflects strong performances from each division, most notably Star City.

During the year, the company's net operating revenue grew by 6.6% to $1,933.1 million with all divisions recording increases on the previous year.

Profit before interest and taxation (PBIT) was $435.3 million, 19.2% ahead of last year. The company continued to generate strong cashflows enabling a $165.4 million reduction in net debt. This translated to a reduction in net interest expense which along with the decrease in the corporate taxation rate from 34% to 30% contributed to the improved after tax profit.

Earnings per share were 70.0 cents, up 38.7% on the previous corresponding period.

TABCORP's Chairman, Michael Robinson said directors were very pleased with the company's performance. A final dividend of 32 cents per share has been declared. The dividend will be fully franked and payable on 27 September 2002 to shareholders registered on the books at 6 September 2002. This takes the full year dividend to 63 cents, an increase of 12 cents on last year.

"TABCORP's contribution to the community continued during the year with $770.4 million paid in taxes on gambling to governments by businesses managed by the company. In addition, the Victorian racing industry received $252.0 million from TABCORP businesses which is used to further enhance Victorian racing," said Michael Robinson.

"Furthermore, the company maintained its major sponsorship of Surf Lifesaving in Victoria, and supported numerous charitable organisations including the Multiple Sclerosis Society and a wide range of community projects through the Tabaret Community Assistance Program, " noted Mr Robinson.

"Our commitment to the issue of responsible gambling was further evidenced by release of the TABCORP Responsible Gambling Code during the year and the development and implementation of training programs for TABCORP and venue staff on the responsible service of gambling," Mr Robinson continued.

"The company is committed to the delivery of its products in a responsible manner with the objective of minimizing the likelihood of customers developing a gambling problem and reducing the level of problem gambling by encouraging those who may have a problem to obtain professional assistance," he added.

Mr Robinson noted that during the year, state governments amended the restrictions on TABCORP shareholdings enabling single shareholders to hold up to 10% of the company's issued capital (5% previously) and removing the aggregate 40% foreign ownership restriction.

Ross Wilson, TABCORP's managing director and chief executive officer, said "2001/02 was a year in which much media, government and investment community attention was directed to the turbulent events of September 11 and the corporate upheaval both in the USA and here at home. Our focus remained on our customers and how our businesses can serve them better, including the introduction of new products, improved distribution and enhanced customer service. At the same time we have continued to concentrate on how we can achieve greater efficiencies without compromising our service levels."

"During the year, we were able to maintain the momentum of the wagering and gaming businesses and implement significant initiatives at Star City which resulted in our record profit of $261.0 million."

"I am very pleased with the result. Each of our divisions reported record profits. Star City's 41.1% increase in profit before interest and taxation was a major contributor to the company's performance. Star City now represents 35% of the company's profit, highlighting the diversified portfolio of the company's businesses."

"The strong performance of the company has enabled us to paydown net debt of $165.4 million since 30 June 2001, taking our net debt to equity ratio to 50.9%."

"The company's robust cashflow enabled us to increase interest cover from 5.5 times to 8.4 times and maintain a dividend payout ratio in excess of 90%."

"One of the most pleasing aspects of the result was the increase in after tax return on average shareholders equity from 15.1% to 20.7%. We have achieved our objective of restoring the company's return on equity to similar levels to those achieved before the Star City acquisition, " Mr Wilson added.

Wagering

The wagering division recorded a 6.1% increase in net operating revenue to $403.6 million. This revenue growth, combined with our ongoing focus on controlling operating expenses, and an exceptionally popular soccer World Cup yielded an increase of 21.9% in profit before interest and taxation to $63.9 million.

Racing revenue increased by 4.4% supported by another record Spring Carnival and an increase in the number of meetings covered, including more provincial, interstate and New Zealand meetings.

Sportsbetting achieved a 68.5% increase in revenue with double digit growth in all major sports and very strong support for the soccer World Cup.

Consumer enthusiasm for Trackside continues to grow. Revenue increased by 75% on the previous year, as the product's availability increased from 82 to 167 outlets and a second version of the product featuring harness racing was introduced during the period. Trackside's success in Denmark is most encouraging and further international expansion is planned in the current year.

The wagering division's core racing products continued to be enhanced through improved distribution, with the expansion of new retail TAB outlets, the installation of self-service wagering terminals at the key TAB branches and further expansion of the PubTAB network utilizing self-service kiosks.

Gaming

The gaming division achieved an 8.4% increase in net operating revenue over the previous corresponding period to $917.6 million.

Consistent revenue growth together with containment of operating expenses enabled us to report a 5.7% increase in profit before interest and taxation to $230.8 million despite the additional $12.2 million in government levy. This was a very good result.

The improved revenue performance is a direct result of the increasing popularity of our gaming venues as we continue to work with all our hotel and club venue operators to improve their amenity and customer service standards. During the year 21 venues were fully refurbished, two new venues opened and many underwent minor facelifts.

We have also provided the latest and most popular games with over 25% of our gaming network being upgraded with new games and or new machines during the year.

The Community Assistance Program was extended during the year. It involves TABCORP working with Tabaret venue operators to raise funds or conduct activities of benefit to their local communities. These have ranged from the purchase of a portable heart monitor for the air ambulance in Gippsland, to providing funds for a new childrens outpatients clinic and play areas at the Geelong Hospital to training for the long term unemployed.

Star City

Star City's net operating revenue increased by 4.4% to $611.9 million for the year to 30 June 2002.

The increase in revenue, together with efficiency improvements which yielded a 6.7% decline in operating expenses and the suspension of international rebate play delivered a 41.1% increase in profit before interest and taxation to $158.5 million.

If the impact of international rebate play on the previous corresponding period is disregarded, profit before interest and taxation increased by 33.5% which is an excellent result, especially following the previous year's increase of 31.8% from operations excluding international play.

Total gaming net revenue, which represents over 85% of total revenue, increased by 5.4%. This was a very pleasing result with table game revenue increasing by 5.2% driven by increased patronage from local, interstate and international visitors in the private gaming room, more than offsetting the net revenue foregone from the cessation of international rebate play. Electronic gaming machine revenue increased by 5.8% with particularly good growth in the second half supported by an improved food and beverage offer and the introduction of new games and jackpots.

Non gaming revenue decreased by 2.0% during the year. Occupancy levels in the hotel and apartments increased during the year from 77% in the previous year to 79%, reflecting the strength of our offer, especially in a market which was depressed by the downturn in tourism arising from the combined effects of the collapse of Ansett and the events of September 11. The increased occupancy, however, was offset by a decline in the average room rate compared to last year when high room rates were achieved during the Olympics.

Our theatres have enjoyed record patronage. Hit musicals including Singin in the Rain, Wizard of Oz and Oliver have been very popular, attracting a broad spectrum of customers. As well as patronising the theatres, customers are choosing to dine at Star City. The quality and excitement of these shows continues into the current year with the opening of Mamma Mia in September.

Our focus on the food and beverage choices in our bars and restaurants showed a small increase in food sales overall with a marked improvement in the second half of the year. A major contributor to this improvement was the substantial facelifts to bars and restaurants that have taken place including the transformation of the former Spinners Bar into GLO, a contemporary bar which has become the centrepiece of the main gaming floor and has proved very popular. The popularity of our Garden Buffet led to the expansion of that facility and the transformation of the former Lifesavers restaurant into the Fortunes Buffet.

The food and beverage businesses are an integral part of the experience at Star City, providing our gaming and theatre customers with the quality and selections of food and beverages that they prefer as well as providing stand alone dining and social experiences.

Further renovations have taken place on the main gaming floor and private gaming room, the latter including an electronic gaming machine area for the first time. The hotel foyer has undergone a facelift and we are planning further refurbishments in the current year.

TABCORP

Conclusion

Mr Wilson concluded that he was very pleased with the company's performance during the year. "I am leaving the company in a very strong position, which is a credit to the board, management team and employees of TABCORP. I am very fortunate to have worked with such a great team and I thank them for their outstanding contributions and commitment over the past eight years."

ENDS

For more information, please contact:

Ross Wilson
Managing Director & Chief Executive Officer
TABCORP
(03) 9868 2350

Tricia Wunsch
General Manager – Corporate Affairs
TABCORP
(03) 9868 2595

www.tabcorp.com.au

TABCORP

SUMMARY RESULTS

Year Ended 30 June 2002

	12 months 30 Jun 01 $m	12 months 30 Jun 02 $m	Change %
NET OPERATING REVENUE			
Wagering	380.3	403.6	6.1
Gaming	846.4	917.6	8.4
Star City	586.3	611.9	4.4
	1,813.0	1,933.1	6.6
PBIT*			
Wagering	52.5	63.9	21.9
Gaming	218.4	230.8	5.7
Star City	112.3	158.5	41.1
Goodwill Amortisation	(18.1)	(17.9)	-
	365.1	435.3	19.2

*PBIT based on full expense / revenue allocation

PROFIT AFTER TAX	$187.7 m	$261.0 m	39.0
EPS	50.4 cents	70.0 cents	38.7
FINAL DIVIDEND PER SHARE (fully franked)	26.0 cents	32.0 cents	23.1
FULL YEAR DIVIDEND PER SHARE	51.0 cents	63.0 cents	23.5

TABCORP HOLDINGS LIMITED

Annual Results

For the 12 months to 30 June 2002

TABCORP

Key Features

- Profit after tax up 39.0% to $261.0 million
- Final dividend of 32.0 cents per share, fully franked taking the final year dividend to 63.0 cents - up 23.4% from 51.0 cents last year
- Earnings per share 70.0 cents - up 38.7%
- Net operating revenue $1.93 billion - up 6.6%
- PBIT $435.3 million - up 19.2%
- Gaming PBIT $230.8 million - up 5.7%
- Wagering PBIT $63.9 million - up 21.9%
- Star City PBIT $158.5 million - up 41.1%
- After tax return on average shareholders' equity increased from 15.1% to 20.7%
- Net debt reduced by $165.4 million to $650.1 million
- Net debt/Equity 50.9% - interest cover 8.4 times
- Taxes on gambling paid by TABCORP businesses $770.4 million - up 9.2%
- 40% aggregate foreign shareholding restriction removed, maximum individual shareholding restriction increased from 5% to 10%

TABCORP

Financial Performance

	12 months to 30 June 2001 $m	12 months to 30 June 2002 $m	% change
Net operating revenue	1,813.0	1,933.1	6.6
Taxes on gambling	559.9	609.6	8.9
Operator commissions	273.0	294.9	8.0
Racing industry fees	116.6	122.0	4.6
Net operating expenditure	385.0	362.8	(5.8)
EBITDA	478.5	543.8	13.7
Depreciation and amortisation	113.4	108.5	(4.3)
PBIT	365.1	435.3	19.2
Net interest expense	66.5	51.9	(22.0)
Profit after tax	187.7	261.0	39.0

TABCORP

Financial Position

	As at 30 June 2001 $m	As at 30 June 2002 $m	% change
Current assets	153.4	162.4	5.9
Licences/management agreement	1,038.5	1,033.7	(0.5)
Goodwill	329.9	311.1	(5.7)
Property, plant & equipment	850.3	802.3	(5.6)
Other non current assets	129.9	104.2	(19.8)
Total assets	2,502.0	2,413.7	(3.5)
Total liabilities	1,258.8	1,137.3	(9.6)
Shareholders' funds	1,243.2	1,276.4	2.7
Net debt	815.5	650.1	(20.3)
Capital expenditure	46.7	47.2	1.2

TABCORP

Performance Ratios

	12 months to 30 June 2001	12 months to 30 June 2002	% Change
Earnings per share (cents)	50.4	70.0	38.7
Dividends per share (cents)	51.0	63.0	23.4
NPAT return on average equity (%)	15.1	20.7	
PBIT / Net operating revenue (%)	20.1	22.5	
Net debt/Equity (%)	65.6	50.9	
Interest cover (times)	5.5	8.4	

TABCORP

Wagering Financial Data

	12 months to 30 June 2001 $m	12 months to 30 June 2002 $m	% change
Revenue			
Racing			
Thoroughbred	262.3	273.5	4.3
Harness	55.7	57.1	2.5
Greyhound	50.3	53.9	7.1
Total racing	368.3	384.5	4.4
Sportsbet	5.9	10.0	68.5
Other	6.1	9.1	46.4
Total revenue	380.3	403.6	6.1
PBIT	**52.5**	**63.9**	**21.9**
			Increase/(Decrease)
Meetings covered	5,243	5,580	337
Retail outlets			
Agencies	133	114	(19)
Pubtabs	481	479	(2)
Other	4	5	1
Total retail outlets	618	598	(20)

TABCORP

TAB interior


PS2 of PSI Schedule
Next Race
Racing

TABCORP

TAB sportsbet



TABCORP

Gaming Financial Data

	12 months to 30 June 2001 $m	12 months to 30 June 2002 $m	% change
Revenue			
Hotels	557.7	610.4	9.5
Clubs	286.8	305.3	6.4
Other	1.9	1.9	0.2
Total revenue	864.4	917.6	8.4
PBIT	**218.4**	**230.8**	**5.7**
			Increase/(Decrease)
EGMs (period end)	13,497	13,657	160
Venues	268	269	1
$NMR/EGM (daily average)	227	246	19

TABCORP

Gaming - bistro



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Gaming room



TABCORP

Star City Financial Data

	12 months to 30 June 2001 $m	12 months to 30 June 2002 $m	% change
Revenue (net of rebates)			
Table games			
International play	6.8	-	n.m.
PGR	85.2	112.8	32.4
MGF	228.0	223.8	(1.8)
Total tables	320.0	336.6	5.2
EGMs & other	183.4	194.1	5.8
Total gaming	503.4	530.7	5.4
Accommodation	24.8	22.3	(10.0)
Food & Beverage and other	58.1	58.9	1.4
Total revenue	**586.3**	**611.9**	**4.4**
EBITDA	**171.1**	**212.6**	**24.3**
PBIT	**112.3**	**158.5**	**41.1**
Net win/table/day ($)	4,174	4,611	10.4
NMR/EGM/day ($)	333	352	5.7
Hotel/Apartment occupancy (%)	77	79	

TABCORP

Profit Movement Excluding International Rebate Play From Prior Period

Star City

	12 months to 30 June 2001 $m	12 months to 30 June 2002 $m	% change
PBIT	112.3	158.5	41.1
Less: International rebate play	(6.5)	-	n.m.
PBIT excluding international rebate play	118.8	158.5	33.5

TABCORP

Star City - Fortunes



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Star City - Garden Buffet



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Star City - GLO



TABCORP

Star City - hotel foyer


Hotel Reception

TABCORP

Star City



TABCORP

Victorian Gambling Market



6.00
5.00
4.00
3.00
2.00
1.00
0.00
$billion
3.52
3.86
4.24
4.47
4.68
4.93
0.48
0.56
0.65
0.62
0.62
0.65
0.47
0.48
0.54
0.57
0.59
0.62
65
2.87
3.06
3.26
8.9%
8.4%
6.4%
6.5%
1998/99
1999/00
2000/01
2001/02E
2002/03F
2003/04F
EGMs - Pubs/ Clubs/ Casinos
Wagering (incl. Sportsbetting)
Casino - Tables
Lotteries/ Other

TABCORP

Australian Gambling Market



$billion
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
12.53
13.64
14.60
15.30
15.97
16.66
1.35
1.56
1.57
1.53
1.58
1.64
1.81
1.84
1.95
2.03
2.10
2.17
7.66
9.87
10.40
10.94
7.0%
5.4%
5.2%
1998/99
1999/00
2000/01
2001/02E
2002/03F
2003/04F
EGMs - Pubs/ Clubs/ Casinos
Wagering (incl. Sportsbetting)
Casino - Tables
Lotteries/ Other

TABCORP

Going Forward

- **Continue to promote responsible gambling**
- **Wagering** - focus on efficiency improvement, distribution and new products
- **Gaming**
  - enhance and promote venues
  - improve customer service
  - enhance product
- **Star City**
  - focus on MGF table performance
  - further refine food and beverage
  - efficiency improvements
- **Strong financial position**

TABCORP


TABCORP